Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 21, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Cowan

Re:	BNY Mellon Advantage Funds, Inc. (the "Registrant")
(Registration Nos: 33-51061 and 811-07123)

Ladies and Gentlemen:

As requested by the staff (the "Staff") of the Securities and Exchange Commission, attached as Exhibit A is the completed fee table of BNY Mellon Global Real Return Fund, a series of the Registrant, which will be filed as part of Post-Effective Amendment No. 165 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment currently is anticipated to have an effective date of February 28, 2020. The Registrant intends to file its responses to the Staff's comments on Post-Effective Amendment No. 163 to the Registration Statement early in the week of February 24, 2020.

Should members of the Staff have any questions or comments, they should call the undersigned at 212.969.3376 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Max Vogel
Max Vogel

cc:	David Stephens

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EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or shares of other funds in the BNY Mellon Family of Funds that are subject to a sales charge. More information about sales charges, including these and other discounts and waivers, is available from your financial professional and in the Shareholder Guide section beginning on page 18 of the prospectus and in the How to Buy Shares section and the Additional Information About How to Buy Shares section beginning on page II-1 and page III-1, respectively, of the fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class I	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class Y
Management fees	.75	.75	.75	.75
Distribution (12b-1) fees	none	.75	none	none
Other expenses:
Shareholder services fees	.25	.25	none	none
Fees and expenses of the fund's subsidiary	.01	.01	.01	.01
Miscellaneous other expenses	.11	.15	.16	.05
Total other expenses	.37	.41	.17	.06
Acquired fund fees and expenses**	.01	.01	.01	.01
Total annual fund operating expenses	1.13	1.92	.93	.82
Fee waiver and/or expense reimbursement***	(.01)	(.01)	(.02)	(.01)
Total annual fund operating expenses (after fee waiver and/or expense reimbursement)	1.12	1.91	.91	.81

*	Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.
**	Acquired fund fees and expenses are incurred indirectly by the fund as a result of its investments in other investment companies (underlying funds). These fees and expenses are not included in the Financial Highlights tables; accordingly, total annual fund operating expenses do not correlate to the ratio of total expenses to average net assets in the Financial Highlights tables.
***	The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, for so long as the fund invests in the subsidiary, to waive the management fee it receives from the fund in the amount equal to the management fee paid to BNY Mellon Investment Adviser, Inc. by the subsidiary. The amount of the waiver shown reflects the management fee paid by the subsidiary based on the fund's current allocation to the subsidiary. In addition, BNY Mellon Investment Adviser, Inc. has also contractually agreed, until February 28, 2021, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed ..90%. On or after February 28, 2021, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.